                                                                    EXHIBIT 99.4

                                                           [ENGLISH TRANSLATION]
                                                                 August 29, 2003
                                                            Corporate Disclosure


                              HANARO TELECOM, INC.
                     NOTICE OF SHAREHOLDER REGISTER CLOSING

------------------------------------------------------------------------------------------------
1. Fixed Date                                                September 16, 2003
------------------------------------------------------------------------------------------------
2. Period for Closing of Shareholder Register      September 17, 2003 - September 26, 2003
------------------------------------------------------------------------------------------------
3. Reason(s) for Closing                             Extraordinary Shareholders' Meeting
------------------------------------------------------------------------------------------------
4. Date of Resolution of the Board of Directors                August 29, 2003
------------------------------------------------------------------------------------------------
5. Others                                                             -
------------------------------------------------------------------------------------------------